Exhibit 21.1

SUBSIDIARIES OF CONTANGO ORE, INC.

The following entities are subsidiaries of Contango ORE, Inc.:

Name of Entity	State or Country of Organization
CORE Alaska, LLC	Delaware
Contango Minerals Alaska, LLC	Alaska
Alaska Gold Torrent, LLC	Alaska
Contango Mining Canada, Inc.	Canada